Exhibit 99.1

UBIC Announces Revisions to Financial Results Forecast for Fiscal Year ending March 31, 2015

NEW YORK, March 26, 2015 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big-data analysis services, today announced revisions to its forecast of financial results announced on May 14, 2014 based on recent changes in business results. Accordingly, UBIC makes the following announcement.

Particulars

•  Revision of the Financial Results Forecast

Revision of the consolidated financial results forecast for the year ending March 31, 2015 (April 1, 2014 to March 31, 2015)

	(millions of yen)
	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share (yen)
Forecast previously announced (A)	6,000	710	610	570	16.74
Revised forecast (B)	6,200	280	430	260	7.63
Change (B-A)	200	-430	-180	-310	—
Rate of change (%)	3.3	-60.6	-29.5	-54.4	—
(Ref.) Results for the year ended March 31, 2014	4,171	-598	-629	-604	-17.74

Revision of the non-consolidated financial results forecast for the year ending March 31, 2015 (April 1, 2014 to March 31, 2015)

	(millions of yen)
	Net Sales	Ordinary Income	Net Income	Net Income per Share (yen)
Forecast previously announced (A)	3,880	210	190	5.58
Revised forecast (B)	3,600	480	380	11.16
Change (B-A)	-280	270	190	—
Rate of change (%)	-7.2	128.6	100.0	—
(Ref.) Results for the year ended March 31, 2014	2,665	-597	-603	-17.71

Reason for revision

The consolidated net sales of UBIC are expected to exceed the consolidated financial results forecast due to the smooth expansion of business in the United States. On the other hand, operating income is expected to fall short of the consolidated financial results forecast because it has been confirmed that a significant scale project for a long-term client, which was expected to take place in the fourth quarter, will be postponed until or after the first quarter of the next fiscal year. This project was, and is, expected to have significantly higher gross margins than some of UBIC’s other projects. Since this project has been delayed, both ordinary income and net income are expected to decrease for the fiscal year ended March 31, 2015. Accordingly, UBIC revises its consolidated financial results forecast. Furthermore, in connection with the non-consolidated financial results forecast, both ordinary income and net income are expected to exceed the non-consolidated financial results forecast, taking into account a foreign exchange profit due to the weak yen. However, net sales will fall short of the non-consolidated financial results forecast.

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its proprietary AI-based software program, “VIRTUAL DATA SCIENTIST” or VDS. Developed by UBIC based on knowledge acquired through its litigation support services, the VDS program incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding® technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: UBIC Global PR

UBIC North America, Inc.

Tel: (212) 924-8242

global_pr@ubic.co.jp